**Sime Darby Berhad**
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT, 50350 KUALA LUMPUR, MALAYSIA.
TEL: 603-26914122 FAX: 603-26987398

02 NOV 12

**LETTER FOR MAINTENANCE OF EXEMPTION**

1 November 2002

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 1-202-942-9624 / 9638
No. of pages : 2

02055783

SUPPL

Dear Sirs

**SIME DARBY BERHAD : FILE NO. 82-4968**

Enclosed is a copy of the following document submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

1. Public announcement on the proposed joint venture with Petra Foods Pte. Ltd. released on 11 November 2002.

We also confirm that the Schedule of Information included in our initial submission has not changed.

PROCESSED
NOV 21 2002
THOMSON
FINANCIAL

Yours faithfully
SIME DARBY BERHAD

NANCY YEOH POH YEW
Group Secretary

dlw 11/18

Encl.

c.c. Mr. Andres Estay
The Bank of New York

Fax No. (212)571-3050

*Ref : c/\harddisk\Sc1.lwp*

Form Version 2.0

# General Announcement

Submitted by S DARBY on 11-11-2002 05:27:31 PM
Reference No SD-021107-EDBD3

| | | |
|---|---|---|
| Submitting Merchant Bank (if applicable) | : | |
| Submitting Secretarial Firm Name (if applicable) | : | |
| * Company name | : | **SIME DARBY BERHAD** |
| * Stock name | : | **SIME** |
| * Stock code | : | **4197** |
| * Contact person | : | **Nancy Yeoh Poh Yew** |
| * Designation | : | **Group Secretary** |

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
**Proposed Joint Venture with Petra Foods Pte. Ltd.**

* **Contents :-**

Further to the announcement dated 2nd July 2002, Sime Darby Berhad ("Sime Darby") wishes to announce that the approval of the Ministry of International Trade and Industry has been obtained vide their letter dated 28th October 2002 for the Joint Venture Agreement ("JVA") between Sime Darby's wholly-owned subsidiary, SD Holdings Berhad ("SDH"), Sime Confectionery Sdn Bhd, a wholly-owned subsidiary of SDH, and Petra Foods Pte. Ltd.

The JVA is still subject to the fulfillment of other conditions precedent.

This announcement is dated 11th November 2002.

**Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:**